FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: January 7, 2008	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

Orezone Essakane Project Debt Facility for US$250M

Appoints Mandated Lead Arrangers

January 7, 2008 - Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to announce that ithas appointed UniCredit Group (HVB), and The Standard Bank of South Africa Ltd (Standard Bank) as the Mandated Lead Arrangers (MLA’s) to arrangeand underwriteup to US$250 million of project debt for Orezone’s Essakane gold project in Burkina Faso, West Africa.

“This facility is a major step towards the development of the Essakane project and we are pleased to have awarded this mandate in such a timely fashion to MLA’s that are noted for their extensive mining and structured finance experience,” said Orezone CEO Ron Little.

UniCredit Group (HVB) is one of Europe’s largest financial institutions. For almost 20 years, HVB, as part of the UniCredit Group, has been an active finance house catering to the needs of its diverse and broad client base. With highly experienced industry specialists and regional coverage, the Group is well positioned to provide solutions for its mining customers.

Standard Bank of South Africa is a financial services company with a global presence. It operates from 18 countries in Africa and in 20 countries on other continents, including the key financial centres of Europe, the Americas and Asia. Standard Bank is the largest bank in Africa by market capitalization and was awarded the title of Leading Project Finance Bank in Africa by Euromoney in 2007.

Auramet Trading, LLC has been acting as advisors to Orezone on the transaction. Any loans are subject to satisfactory due diligence findings, sufficient equity capital being raised for the project, final credit committee approval and other conditions precedent. This announcement does not constitute a firm commitment by the aforementioned MLA’s to obtain or supply the resources necessary for such financing. Future events and the actual financing, if any, as well as results, may differ materially from the events described above.

Orezone is an explorer and emerging gold producer whose main asset is Essakane, the largest gold deposit in Burkina Faso, West Africa. Essakane contains 4.0Moz of indicated resources and 1.3Moz of inferred resources at a 0.5g/t cut-off. Reserves contained within a US$500 gold price mine plan are 2.65 Moz. The deposit remains open and untested below 300m from surface and is surrounded by several satellites deposits. Orezone has a pipeline of developing projects, all located in politically stable areas of West Africa, one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact Orezone at (613) 241-3699 or Toll Free: (888) 673-0663

Ron Little, CEO, rlittle@orezone.com	Pascal Marquis, President, pmarquis@orezone.com
Niel Marotta, VP Corp, nmarotta@orezone.com	Janet Eastman, Manager IR, jeastman@orezone.com

Statements relating to the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including and other risks and uncertainties, including those described in Orezone’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with or furnished to the Securities and Exchange Commission. Other risks include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.